[Jones Day Letterhead] March 28, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:         Megan Akst, Staff Accountant

Re:	Transaction Systems Architects, Inc.
Item 4.02 Form 8-K
Filed October 27, 2006
File No. 0-24346

Ladies and Gentlemen:

On behalf of Transaction Systems Architects, Inc. (the “Company” or “TSA”), this letter responds to your October 30, 2006 letter concerning the Company’s Current Report on Form 8-K filed on October 27, 2006. As indicated in our November 3, 2006 letter, TSA, at the time of receipt of your letter, was unable to provide all of the information you requested because the review of its historical stock option practices had not yet been completed and TSA had not made any final determinations. As TSA publicly announced on March 16, 2007 (see the Current Report on Form 8-K filed on that date), this review has now been completed.

For your convenience, we have included your comment in the body of this letter and have provided the Company’s response thereto immediately following the comment.

From 8-K filed October 27, 2006

1.	We note the disclosures in your Form 8-K regarding questions over back-dating of stock options. Please tell us the current status of your review and explain what consideration you have given to the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of Loss.” In this regard, tell us what consideration you gave to including disclosure and discussion of this issue’s potential impact on the qualification of the Company’s stock option plan, claims or litigation by affected option and stockholders, and possible legal or regulatory action by the Internal Revenue Service or other regulatory bodies. Further, please amend your report to include the time frame for filing restatements. Refer to Item 4.02(a) of Form 8-K.

On March 16, 2007, TSA filed a Current Report on Form 8-K with the Securities and Exchange Commission announcing the completion of its previously announced voluntary review of historical stock option granting practices. With the completion of its internal review, the Company indicated that a number of measurement date errors occurred in fiscal years 1995 to 2002 which will require non-cash stock-based compensation-related adjustments to prior period

Securities and Exchange Commission

March 28, 2007

financial statements. Management currently estimates that the non-cash adjustments will aggregate approximately $17 million, pretax, substantially all of which will be reflected in adjustments to TSA’s financial statements for fiscal years 1995 to 2001 contained in its Annual Report on Form 10-K for the year ended September 30, 2006.1 Consistent with the Company’s disclosure in the March 16th Form 8-K, in addition to the adjustments to the financial statements, the Company will provide in its Annual Report on Form 10-K for the year ended September 30, 2006 detailed narrative disclosure regarding the conclusions and impacts of the voluntary review.2 The Company’s independent auditors are in the final stages of the audit process and the Company currently expects to file its 2006 10-K within the next several days. Because the Company has promptly filed Form 8-Ks updating the expected timing of the filing its restatements (as most recently as in the March 16, 2007 8-K), TSA does not believe it is necessary to amend the October 27, 2006 Form 8-K to include that information.

In addition to determining the above-referenced adjustments, in evaluating its historical option granting practices, the Company also considered the accounting and disclosure implications of SFAS No. 5, “Accounting for Contingencies” and FIN 14, “Reasonable Estimation of the Amount of Loss.” Specifically, in assessing the impact of any claims or litigation by affected option and stockholders, management determined that the assertion of a claim is not probable under SFAS No. 5 and, therefore, no accrual or disclosure is be required. In addition, TSA has reviewed potential impacts under Section 162(m) of the Internal Revenue Code (the “IRC”) and is concluding its analysis of any IRC Section 409A issues. Subject to the conclusion of its IRC 409A analysis, TSA does not presently expect that there is anything related to the Company’s historical stock option practices that would give rise to an action by the Internal Revenue Service. TSA does not currently believe that there are any other possible legal or regulatory actions that might be taken by any other regulatory bodies, and is not a party to any pending or threatened litigation arising out of these matters.

Please do not hesitate to contact the undersigned or Meredith L. Deutsch of Jones Day (212-326-3800 and 212-326-7829, respectively) or Dennis P. Byrnes, TSA’s Senior Vice President & General Counsel (402-390-8993) if you have any questions regarding the foregoing. Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Robert A. Profusek

Robert A. Profusek

1 While TSA has completed its internal review, its independent auditors have not concluded the audit of the Company’s financial statements for the fiscal year ending September 30, 2006, including the impact of the above stock-based compensation adjustments. As such, the foregoing amount is subject to change as a result of the audit.

2 TSA reviewed its overall approach to the restatement and related disclosures with the Staff in December 2006, and of course, intends to include in its 2006 10-K the disclosures required by the Staff’s “Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants” issued in January 2007.

Securities and Exchange Commission

March 28, 2007

cc:	Amy Sumner, Securities and Exchange Commission
Phillip G. Heasly, Transaction Systems Architects, Inc.
Henry C. Lyons, Transaction Systems Architects, Inc.
Dennis P. Byrnes, Transaction Systems Architects, Inc.
Meredith L. Deutsch, Jones Day
Christina M. Tchen, Skadden, Arps, Slate, Meagher & Flom LLP
Peter C. Krupp, Skadden, Arps, Slate, Meagher & Flom LLP